Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the three months ended
	March 31,		March 31,
	2009		2008
Income before Taxes & Cumulative Effect of Change In Accounting Principle	$(716)		$25,939
Plus: Fixed Charges
Interest expense
Deposits	28,037		39,206
Other	16,245		35,224

Total	44,282		74,430
Rent Expense	1,305		1,097

Total Fixed Charges	45,587		75,527

Earnings	$44,871		$101,466

Ratio of Earnings to fixed charges
Including interest on deposits	0.98	x	1.34	x
Excluding interest on deposits	0.96	x	1.71	x

Fixed charges	45,587		75,527

Earnings to fixed charges and preferred stock dividend
Including interest on deposits	0.98	x	1.34	x
Excluding interest on deposits	0.96	x	1.71	x